Exhibit 4.7

Tianjin Wangyi Cloud Technology Co., Ltd

Share Transfer Agreement

Party A (Assignee): Tianjin Akso Enterprise Management Co., Ltd

Unified Social Credit Code: [       ]

Address (or residence): Room 424-1, Building 21, West District, Airport Business Park, Tianjin Pilot Free Trade Zone (Airport Economic Zone)

Party B (Transferor): [        ]

ID number No.: [       ]

Address (or residence): [        ]

Tianjin Wangyi Cloud Technology Co., Ltd. (hereinafter referred to as the Company) is a limited liability company registered and established in accordance with the Company Law and the Regulations on the Administration of Market Entity Registration of the People’s Republic of China, with a registered capital of RMB 200 million. The Party B has decided to transfer 12.5% of its equity in the company to the Party A in accordance with the conditions stipulated in this agreement. The Party A is a third tier subsidiary wholly owned by the listed company AHG (Akso Health Group). Based on the principles of voluntariness, equality, fairness, honesty and credibility, Party A and Party B have reached the following agreement through consultation:

Article 1 Transfer Object, Transfer Price, and Payment Method

1.	The Party B agrees to transfer 12.5% of its equity in the company to the Party A at a price of USD18.75 million, and the Party A agrees to purchase the equity at this price and under these conditions.

2.	The Party A agrees to pay the consideration to the Party B in cash within 10 working days from the date of signing this agreement.

Article 2 Guarantee

1.	The Party B guarantees that the equity transferred to the Party A is the real capital contribution of the Party B in the company, and is legally owned by the Party B. The Party B has full disposal rights. The equity has not been frozen or auctioned by the people’s court, and there are no mortgages, pledges, guarantees or other defects that may affect the interests of the transferee. Prior to the completion of the equity transfer and delivery, Party B will not dispose of the equity in any way that affects the interests of Party A, such as transfer, gift, mortgage, pledge, etc. The company does not have any existing or potential significant debts, lawsuits, claims, or liabilities that the transferor has not disclosed to the transferee. Otherwise, all responsibilities arising from this shall be borne by Party B.

2.	After acquiring the equity held by Party B, Party A shall enjoy the corresponding shareholder rights and obligations in accordance with the company’s articles of association.

3.	The Party A acknowledges the company’s articles of association and guarantees to fulfill the rights and obligations of shareholders in accordance with the provisions of the articles of association.

Article 3 Profit and Loss Sharing

After the company completes the change registration in accordance with the law, Party A becomes a shareholder of the company and shares the company’s profits and losses according to the provisions of the articles of association.

Article 4: Amendment and Termination of the Agreement

Before the company handles the registration of equity transfer changes, if any of the following situations occur, the agreement may be changed or terminated, but both parties must sign a written agreement on this matter.

1.	Due to force majeure or external factors that cannot be prevented by one party without fault, this agreement cannot be fulfilled.

2.	One party loses the actual ability to perform the contract.

3.	Due to one or both parties’ breach of contract, it seriously affects the economic interests of the compliant party, making the agreement unnecessary.

4.	Due to changes in the situation, both parties agree to modify or terminate the agreement through consultation.

Article 5 Liability for Breach of Contract

This agreement has equal legal effect on both parties. If either party fails to fulfill its obligations or guarantees under this agreement, unless exempted by law, the defaulting party shall pay a penalty of 10% of the equity transfer price to the other party. If one party breaches the agreement and causes economic losses to the other party, and the loss amount is greater than the penalty amount, the defaulting party shall compensate for the part greater than the penalty amount.

Article 6 Dispute Resolution

Any disputes arising from or in connection with this contract shall be resolved through friendly consultation between the parties. If consultation fails, the dispute shall be resolved by filing a lawsuit with the competent people’s court.

Article 7: Application of Law

The establishment, validity, performance, and rights and obligations of this agreement and its related documents shall be interpreted in accordance with the laws of the People’s Republic of China.

Any matters not covered in this agreement may be further negotiated and determined by both parties, and a supplementary agreement shall be signed. The supplementary agreement signed by both parties has equal legal effect. It can also be implemented in accordance with relevant provisions of laws, regulations, and rules such as the Company Law and the Regulations on the Administration of Market Entity Registration of the People’s Republic of China.

Article 8: Time and Place of Agreement Signing

This agreement is entered into by and between the transferring parties on [ ], 2024, at Room 424-1, Building 21, West District, Airport Business Park, Tianjin Pilot Free Trade Zone (Airport Economic Zone).

Article 9: Conditions for the Effectiveness of the Agreement

This agreement shall come into effect from the date of signing.

Article 10: This agreement is made in four original copies, with each party holding one copy, the registration authority retaining one copy, and the company retaining one copy. Each original copy has equal legal effect.

Party A ( Stamp or signature)	Party B (Stamp or signature)

[ ], 2024	[ ], 2024

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